UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

LAKELAND INDUSTRIES, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
511795106
(CUSIP Number)
Steven Graham Arenal Capital Partners LP P.O. Box 692 Flagtown, NJ 08821 917.922.9848	with a copy to: Scott H. Moss, Esq. Lowenstein Sandler LLP 1251 Avenue of the Americas, 17th Floor New York, NY 10020 646.414.6874
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [    ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 511795106
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Arenal Capital Partners LP

2. Check the Appropriate Box if a Member of a Group (See Instructions):		(a) Not
		(b) Applicable

3. SEC Use Only
4. Source of Funds (See Instructions): OO, AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable

6. Citizenship or Place of Organization: State of Delaware

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	0 (1)(2)
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	0 (1)(2)

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 0 (1)(2)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

13. Percent of Class Represented by Amount in Row (11): 0.0% (1)(2)

14. Type of Reporting Person (See Instructions): PN

(1) The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

(2) As of October 6, 2014 (the “Filing Date”), LKL Investments, LLC (the “Lender”), a Delaware limited liability company and a wholly-owned subsidiary of Arenal Capital Fund LP, a Delaware limited partnership (the “Fund”), holds no shares of common stock (“Common Stock”) of Lakeland Industries, Inc. (the “Company”) and no warrants (or other derivative securities) exercisable for shares of Common Stock. Arenal Capital Partners LP, a Delaware limited partnership (the “General Partner”), serves as the sole general partner of the Fund. Adam Kauffman, Steven Graham and Rajinder Singh directly or indirectly manage or advise the General Partner. Mr. Singh also manages Arenal Capital GP LLC, a Delaware limited liability company that serves as the sole general partner of the General Partner. The Fund and the General Partner (together, the “Reporting Persons”) share the power to vote and the power to direct the disposition of all securities of the Company owned by the Lender. Thus, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, the Reporting Persons are deemed to beneficially own 0.0% of the Common Stock of the Company deemed issued and outstanding as of the Filing Date.

CUSIP No. 511795106
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Arenal Capital Fund LP

2. Check the Appropriate Box if a Member of a Group (See Instructions):		(a) Not
		(b) Applicable

3. SEC Use Only
4. Source of Funds (See Instructions): WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable

6. Citizenship or Place of Organization: State of Delaware

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	0 (1)(2)
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	0 (1)(2)

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 0 (1)(2)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

13. Percent of Class Represented by Amount in Row (11): 0.0% (1)(2)

14. Type of Reporting Person (See Instructions): PN

(1) The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

(2) As of October 6, 2014 (the “Filing Date”), LKL Investments, LLC (the “Lender”), a Delaware limited liability company and a wholly-owned subsidiary of Arenal Capital Fund LP, a Delaware limited partnership (the “Fund”), holds no shares of common stock (“Common Stock”) of Lakeland Industries, Inc. (the “Company”) and no warrants (or other derivative securities) exercisable for shares of Common Stock. Arenal Capital Partners LP, a Delaware limited partnership (the “General Partner”), serves as the sole general partner of the Fund. Adam Kauffman, Steven Graham and Rajinder Singh directly or indirectly manage or advise the General Partner. Mr. Singh also manages Arenal Capital GP LLC, a Delaware limited liability company that serves as the sole general partner of the General Partner. The Fund and the General Partner (together, the “Reporting Persons”) share the power to vote and the power to direct the disposition of all securities of the Company owned by the Lender. Thus, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, the Reporting Persons are deemed to beneficially own 0.0% of the Common Stock of the Company deemed issued and outstanding as of the Filing Date.

 Item 4. Purpose of Transaction.

The following paragraph in Item 4 is hereby amended and restated as follows:

Pursuant to the terms of an Investor Rights Agreement dated as of June 28, 2013 between the Company and the Lender (the “Investor Rights Agreement”), the Lender is entitled to designate one person (the “Board Representative”) for election to the Board, for so long as the Lender and/or any of its affiliates own (beneficially or of record) (i)(A) Stockholder Securities (as defined below) that represent (for these purposes, all Stockholder Securities convertible into, or exchangeable or exercisable for, other securities of the Company shall be deemed to have been so converted, exchanged or exercised in full) in the aggregate at least 6% of the outstanding Common Stock and (B) any loans, notes or other indebtedness under the Subordinated Loan Agreement or other Transaction Documents (as defined below) in an aggregate principal amount of at least $2,000,000 or (ii) shares of Common Stock (for these purposes, excluding securities of the Company that are convertible, exchangeable or exercisable for shares of Common Stock) that represent in the aggregate at least 5% of the outstanding Common Stock. As of October 6, 2014 (the “Filing Date”), the Lender has not exercised the right to designate a Board Representative.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

As of the Filing Date, the Lender, a wholly-owned subsidiary of the Fund, holds no shares of Common Stock and no warrants (or other derivative securities) exercisable for shares of Common Stock. The General Partner serves as the sole general partner of the Fund. Adam Kauffman, Steven Graham and Rajinder Singh directly or indirectly manage or advise the General Partner. Mr. Singh also manages Arenal Capital GP LLC, a Delaware limited liability company that serves as the sole general partner of the General Partner. The Fund and the General Partner (together, the Reporting Persons) share the power to vote and the power to direct the disposition of all securities of the Company owned by the Lender, including the Warrant. Thus, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, the Reporting Persons are deemed to beneficially own 0.0% of the Common Stock of the Company issued and outstanding as of the Filing Date.

This Amendment No. 2 is being filed to reflect certain dispositions of the Company’s Common Stock by the Reporting Persons and constitutes an exit filing for the Reporting Persons. On October 1, 2014, the Reporting Persons ceased to be the beneficial owners of more than 5.0% of the shares of Common Stock as a result of such dispositions.

The following table details the transactions by the Reporting Persons, on behalf of the Fund, in Common Stock during the period since the filing by the Reporting Persons, on behalf of the Fund, of the Amendment No. 1 to the Schedule 13D. Prior to the sale of the shares of Common Stock, the Lender exercised the remainder of the Warrant. Following the exercise of the Warrant, the Reporting Persons sold all of the outstanding shares of Common Stock beneficially owned by the Reporting Persons as described herein:

Date	Price per Share	Type of Transaction	Number of Shares
10/1/14	$7.6617(1)	Open Market Sale	335,185

Explanation of response:

1. The price reported in Item 5 is a weighted average price. These shares were bought in multiple transactions at per share prices ranging from $7.50 to $8.00, inclusive. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares bought at each separate price within the range set forth in this footnote.

Item 7. Material to Be Filed as Exhibits.

Exhibit	Exhibit Description

1.	Joint Filing Agreement, dated as of October 6, 2014, between Arenal Capital Partners LP and Arenal Capital Fund LP.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 6, 2014	ARENAL CAPITAL PARTNERS LP

	By:	/s/ Steven Graham
Steven Graham
Authorized Signatory

October 6, 2014	ARENAL CAPITAL FUND LP

	By:	Arenal Capital Partners LP,
its general partner

	By:	/s/ Steven Graham
Steven Graham
Authorized Signatory

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree that this Amendment No. 2 to Schedule 13D relating to the shares of common stock of Lakeland Industries, Inc. is filed jointly on behalf of each of the undersigned pursuant to Rule 13d-1(k).

October 6, 2014

ARENAL CAPITAL PARTNERS LP

By:	/s/ Steven Graham
Steven Graham
Authorized Signatory

ARENAL CAPITAL FUND LP

By:	Arenal Capital Partners LP,
its general partner

By:	/s/ Steven Graham
Steven Graham
Authorized Signatory